Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made based on the operating data for December 2023 of the Group to be published on the Shanghai Stock Exchange, and pursuant to Rules 13.09 and 13.10B of the Listing Rules and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made based on the operating data for December 2023 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange, and pursuant to Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

In December 2023, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 149.76% as compared with the same period last year (a year-on-year (“YoY”) basis), of which, passenger capacity for domestic routes, regional routes and international routes increased by 109.76%, 250.98% and 537.54%, respectively, as compared with the same period last year. Compared with the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 197.81%, of which, passenger traffic for domestic routes, regional routes and international routes increased by 151.39%, 522.05% and 650.32%, respectively, as compared with the same period last year. The passenger load factor was 79.38%, representing an increase of 12.81 percentage points as compared with the same period last year, of which, the passenger load factor for domestic routes, regional routes and international routes increased by 13.27, 31.23 and 11.61 percentage points, respectively, as compared with the same period last year.

In terms of cargo operations, in December 2023, cargo capacity (measured by available tonne kilometers (“ATK”)—Cargo and Mail) increased by 75.00% as compared with the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”)—Cargo and Mail) increased by 43.56% as compared with the same period last year. The cargo and mail load factor was 52.14%, representing a decrease of 11.42 percentage points as compared with the same period last year.

In December 2023, the Group did not launch any new major route.

In December 2023, the Group introduced ten aircrafts (including four A321NEO aircrafts, five A320NEO aircrafts and one ARJ21 aircraft), and disposed of six aircrafts (including one A330-200 aircraft, two A321 aircrafts, two A320 aircrafts and one B737-700 aircraft). As of the end of December 2023, the Group operated a fleet of 908 commercial aircrafts as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 350 Series	6	14	0	20
Airbus 330 Series	8	21	7	36
Airbus 320 Series	147	74	139	360
Boeing 787 Series	6	23	10	39
Boeing 777 Series	11	21	0	32
Boeing 737 Series	137	60	189	386
EMB190 Series	6	0	0	6
ARJ21	6	23	0	29
Total	327	236	345	908

KEY OPERATING DATA OF DECEMBER 2023

Traffic	December 2023			Cumulative 2023
	Amount	Month-on-Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	17,077.44	3.10	151.39	207,816.73	114.27
Regional	186.80	12.35	522.05	1,809.23	933.54
International	5,066.71	27.41	650.32	37,321.27	659.17
Total	22,330.95	7.84	197.81	246,947.23	141.92
RTK (in million)
Domestic	1,655.55	2.52	144.26	19,654.63	104.88
Regional	19.57	10.57	430.55	183.60	703.14
International	1,129.07	15.84	101.69	9,952.88	47.07
Total	2,804.19	7.55	125.91	29,791.11	81.83

RTK - Cargo and Mail (in million)
Domestic	141.79	1.82	85.12	1,425.45	36.12
Regional	3.25	9.41	213.47	26.12	254.83
International	684.21	10.20	36.84	6,675.24	5.42
Total	829.25	8.67	43.56	8,126.80	10.02
Passengers carried (in thousand)
Domestic	10,742.80	1.48	159.94	131,571.96	113.36
Regional	153.51	12.14	503.93	1,535.76	876.75
International	1,192.32	24.97	907.06	9,093.37	1,018.57
Total	12,088.63	3.52	182.66	142,201.09	127.02
Cargo and mail carried (in thousand tonnes)
Domestic	81.41	0.01	76.98	840.80	32.70
Regional	2.69	2.17	190.76	23.03	235.38
International	75.63	9.00	41.81	721.09	5.09
Total	159.73	4.11	59.32	1,584.92	19.47

Capacity	December 2023			Cumulative 2023
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	21,311.54	2.77	109.76	266,515.67	96.70
Regional	260.66	8.24	250.98	2,441.55	494.97
International	6,559.29	24.76	537.54	47,260.23	507.79
Total	28,131.49	7.23	149.76	316,217.46	120.08
ATK (in million)
Domestic	2,435.52	2.77	115.27	30,348.36	88.03
Regional	33.32	5.81	236.12	316.95	471.21
International	1,653.55	17.60	111.64	14,233.28	41.96
Total	4,122.39	8.27	114.42	44,898.59	71.23
ATK — Cargo and Mail (in million)
Domestic	517.48	2.77	138.51	6,361.95	61.25
Regional	9.86	0.45	205.37	97.21	423.90
International	1,063.21	13.97	54.38	9,979.86	7.01
Total	1,590.56	9.98	75.00	16,439.02	23.69

Load Factor	December 2023			Cumulative 2023
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	80.13	0.25	13.27	77.98	6.40
Regional	71.66	2.62	31.23	74.10	31.44
International	77.24	1.60	11.61	78.97	15.75
Total	79.38	0.45	12.81	78.09	7.05
Cargo and Mail Load Factor
Domestic	27.40	-0.25	-7.90	22.41	-4.14
Regional	32.97	2.70	0.85	26.87	-12.80
International	64.35	-2.21	-8.25	66.89	-1.01
Total	52.14	-0.63	-11.42	49.44	-6.14
Overall Load Factor (RTK/ATK)
Domestic	67.98	-0.16	8.07	64.76	5.32
Regional	58.72	2.53	21.52	57.93	16.73
International	68.28	-1.04	-3.37	69.93	2.43
Total	68.02	-0.46	3.46	66.35	3.87

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the load (passenger and cargo and mail) in tonnes multiplied by the kilometers flown;
3.	“RTK(s)—Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s)—Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK—Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal preliminary statistics of the Group, which may be subsequently adjusted or differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board China Southern Airlines Company Limited Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

15 January 2024

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Pansy Catilina Chiu King Ho, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.